Exhibit 99.1

Ecopetrol will invest US$ 3.5 to US$ 4 billion in 2019

•	The investment plan approved by the Board of Directors focuses on maintaining the profitable growth that has been achieved in recent years in order to leverage the company’s future sustainability.

•	Over 80% of investments will be concentrated on Upstream. 90% of the Upstream investments will be allocated in Colombia. Exploration capex will grow from about US$ 250 million in 2018 to more than US$ 460 million in 2019.

•	The Ecopetrol Group’s production is expected to increase in 2019. Production is expected to reach 720,000 to 730,000 barrels of oil equivalent per day, not including possible acquisitions.

•	The Barrancabermeja and Cartagena refineries are expected to process 350,000 to 375,000 barrels of oil per day. Both refineries are expected to expand their integration and continue to evaluate profitable alternatives in order to enable a higher supply of clean fuels for Colombia.

•	In 2019 Ecopetrol expects to continue pursuing opportunities to develop gas discoveries in the Colombian Caribbean offshore and participate in a pilot testing of non-conventional hydrocarbon reservoirs in the Middle Magdalena basin.

•	The investment plan is expected to be self-financing. Funds are expected to come from internal cash generation, supported by the Ecopetrol Group’s continuous efficiencies and a sound investment portfolio.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that in 2019 the Ecopetrol Business Group (“GEE”) expects to invest between US$ 3.5 and US$4 billion, up 16% to 33% over the projected 2018 figure.

The plan approved by the Board of Directors aims to ensure the Company’s strategy of growth and consolidation, with efficient, profitable and safe operations. Investments have been prioritized with a view to maintaining capital discipline and a focus on ensuring the company’s future sustainability by increasing reserves and hydrocarbon production.

Brent price is expected to range between US$ 55 and US$ 65 per barrel. The net profit breakeven price for 2019 is expected to remain at approximately US$ 36 per barrel, demonstrating the Company’s resilience in the face of fluctuations in the price of oil. The plan pursues a return on average capital employed (ROACE) of over 10%, which will rank Ecopetrol as one of the companies with higher value generation among its peers.

In line with the strategic priorities of the GEE, the plan is centered on disciplined growth in the Upstream segment, which accounts for 81% of total expected investment, enabling projected production for 2019 to be between 720,000 and 730,000 barrels of oil equivalent per day (oil and gas) and the addition of proven reserves equivalent to 100% of oil and gas production.

Greater activity in the various operating regions is currently projected for 2019. Highlights are expected to include the drilling of over 700 development wells, at least 12 exploratory wells on Colombia onshore, the acquisition of over 50,000 kilometers of seismic and the development of 15 improved recovery pilots.

Ninety-two percent of total capital investment is expected to be allocated to projects in Colombia, while the remainder is expected to be invested in positioning the Ecopetrol Group in prospective basins in the United States, Mexico and Brazil.

The plan assigns capital for initiatives associated with a non-conventional hydrocarbon pilot in the Middle Magdalena basin, and expects to continue the valuation and development of gas discoveries on Colombia’s Caribbean coast.

Investment in the Downstream and Midstream units is expected to be focused on ensuring the reliability, integrity, performance standards and operating efficiency of the Barrancabermeja and Cartagena refineries, and of the entire oil and polyduct pipeline network.

The increased synergy and integration between the two refineries is expected to continue, as well as the assessment of particular opportunities for profitable growth aimed at increasing the supply of clean fuels to the local market, in line with growing demand.

Throughput of 223,000 barrels per day at Barrancabermeja and 152,000 barrels per day at Cartagena is expected (under the scenario of the projected 375,000 barrels per day).

Throughput maximization, a greater expected yield of high-value products and the ongoing optimization of the crude diet at Reficar and Barrancabermeja support a view of improved refining margins.

The Midstream segment is expected to continue strengthening profitability by leveraging on better operating results and less capital employed. Transported volumes are expected to be in line with Colombia’s expected crude oil production and the expected increase in demand for refined products.

To maintain reliable, efficient and safe operations in all business units, investments in the integrity and sustainability of the oil infrastructure are expected to increase by 15% compared to 2018.

Finally, the plan includes development funds to promote the incorporation of renewable energy sources, the Company’s digital transformation program and the development and implementation of technologies to optimize the operation through the value chain.

The organic investment plan that has been approved is expected to be financed by the Company’s own funds. Ecopetrol’s solid cash position brings financial flexibility to take advantage of non-organic opportunities consistent with the GEE strategy, maintaining its capacity to react to any changes in the macroeconomic environment.

The 2019 investment plan is aligned with the best practices of Corporate Governance of the GEE, continuing to prioritize operational excellence, with a commitment to industrial safety, care for its workers, protection of the environment, ethics and transparency and shared growth with communities, within a framework of joint prosperity.

Bogotá D.C., November 27, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co